

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2019

Ekso Bionics Holdings, Inc.
1414 Harbour Way South, Suite 1201
Richmond, CA 94804

> **Re:** **Ekso Bionics Holdings, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2019**
> **Exhibit No. 10.1**
> **Filed May 1, 2019**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2019**
> **Exhibit No. 10.2**
> **Filed August 1, 2019**
> **File No. 1-37854**

Dear Mr. Glenn:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,
Division of Corporation Finance